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BakerBotts.com

September 27, 2012

VIA EDGAR	Kelly B. Rose
TEL +1 713.229.1796
FAX +1 713.229.7996
kelly.rose@bakerbotts.com

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	LinnCo, LLC.
Registration Statement on Form S-1 (File No. 333-182305)
(the “Registration Statement”)

Dear Mr. Dougherty:

On behalf of LinnCo, LLC, a Delaware limited liability company (the “Company”), we are submitting this letter to the staff of the Securities and Exchange Commission together with revisions to the Registration Statement to include an example of the manner in which we anticipate using a reference closing price of units of Linn Energy, LLC (“LINN”) in determining the price at which the Company’s shares are expected to be offered. We note that the last reported sale price of LINN units on NASDAQ on September 25, 2012 was $41.37 per unit. We would anticipate updating this information to use a more recent trading price when filing the revised Registration Statement. The Company has used this price to calculate the use of proceeds and to make certain other revisions included in the pages submitted herewith. Please telephone the undersigned at (713) 229-1796 with any questions or comments you have.

Sincerely,

Kelly B. Rose

HOU03:1312380